As filed with the Securities and Exchange Commission on November 14, 2006
Reg. No. 333-122299

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________________

Post-Effective Amendment No. 1 to

FORM S-8
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
___________________________________

VOIP INC.
(Exact name of registrant as specified in its charter)

Texas	75-2785941
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

151 So. Wymore Rd., Suite 3000, Altamonte Springs, Florida 32714
(Address of principal executive offices) (Zip Code)
________________________________________________

2004 STOCK OPTION PLAN
(Full title of plan)
________________________________

Anthony Cataldo, Chief Executive Officer
VoIP, Inc.

151 So. Wymore Rd., Suite 3000
Altamonte Springs, Florida 32714

(Name and address of agent for service)

(407) 389-3232
(Telephone number, including area code, of agent for service)

FROM TIME TO TIME AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT
(Approximate Date of Commencement of Proposed Sale to the Public)

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 is being filed to include a Reoffer Prospectus prepared in accordance with Part I of Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"). The Company previously filed a Registration Statement on Form S-8 on January 26, 2005 (Registration No. 333-122299) relating to options to be granted under its 2004 Stock Option Plan. The Reoffer Prospectus may be utilized for reoffering and resales of shares of Common Stock by "affiliates" of the Company acquired pursuant to the Company's 2004 Stock Option Plan. The inclusion of any individual in the Selling Stockholder table of the Reoffer Prospectus should not be deemed a determination by or an admission by the Company that such individual is in fact an affiliate of the Company.

PART I

INFORMATION REQUIRED IN THE SECTION 10(A) PROSPECTUS

The documents containing the information specified in Part 1 of Form S-8 will be sent or given to the participants as specified by Rule 428(b)(1) of the Securities Act of 1933, as amended (the "Securities Act"). Such documents are not required to be and are not filed with the Securities and Exchange Commission (the "SEC") either as part of this Registration Statement or as prospectuses or prospectus supplements pursuant to Rule 424 under the Securities Act. These documents and the documents incorporated by reference in this Registration Statement pursuant to Item 3 of Part II of this Form S-8, taken together, constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act.

PROSPECTUS

4,000,000 SHARES
VOIP, INC.
COMMON STOCK $0.001 PAR VALUE PER SHARE

This prospectus relates to the reoffer and resale by certain selling stockholders of shares of our common stock that have been or may be issued by us to the selling stockholders upon the exercise of stock options granted under our stock option plan. We previously registered the offer and sale of the shares to the selling stockholders. This prospectus also relates to certain underlying options that have not as of this date been granted. If and when such options are granted to persons required to use the prospectus to reoffer and resell the shares underlying such options, we will distribute a prospectus supplement. The shares are being reoffered and resold for the account of the selling stockholders. We will not receive any of the proceeds from the resale of the shares.

The selling stockholders have advised us that the resale of their shares may be effected from time to time in one or more transactions on the Over The Counter Bulletin Board market (the “OTCBB”), in negotiated transactions or otherwise, at market prices prevailing at the time of the sale or at prices otherwise negotiated. See "Plan of Distribution." We will bear all expenses in connection with the preparation of this prospectus.

Our common stock is listed on the OTCBB under the symbol "VOII." The last reported sale price for our common stock on November 13, 2006 was $0.34 per share.

Our principal executive office is located at 151 So. Wymore Road, Suite 3000, Altamonte Springs, FL 32714. Our telephone number there is (407) 389-3232.

INVESTING IN THE COMMON STOCK INVOLVES RISKS THAT ARE DESCRIBED IN THE
"RISK FACTORS" SECTION BEGINNING ON PAGE 11 OF THIS PROSPECTUS.

Neither the Securities and Exchange Commission (the "Commission") nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is November 14, 2006.

You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The selling stockholders will not make an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

INCORPORATION OF DOCUMENTS BY REFERENCE.

The following documents previously or concurrently filed by VoIP, Inc. (the "Company") with the Commission are hereby incorporated by reference into this Registration Statement:

o
Reference is made to the Registrant's annual report on Form 10-KSB for the year ended December 31, 2005, as filed with the SEC on April 17, 2006, and to the amendments to such Form 10-KSB which were filed with the SEC on June 6, 2006 and October 27, 2006, respectively.

o	Reference is made to the Registrant's current report on Form 8-K, as filed with the SEC on April 25, 2006;

o	Reference is made to the Registrant's quarterly report on Form 10-Q for the period ended March 31, 2006, as filed with the SEC on May 18, 2006.

o	Reference is made to the Registrant's current report on Form 8-K, as filed with the SEC on May 25, 2006.

o	Reference is made to the Registrant's current report on Form 8-K, as filed with the SEC on June 13, 2006.

o	Reference is made to the Registrant's current report on Form 8-K, as filed with the SEC on June 21, 2006.

o	Reference is made to the Registrants quarterly report on Form 10-Q for the period ended June 30, 2006, as filed with the SEC on August 16, 2006.

o	Reference is made to the Registrant's current report on Form 8-K, as filed with the SEC on September 11, 2006.

o	Reference is made to the Registrant's current report on Form 8-K, as filed with the SEC on September 12, 2006.

o	Reference is made to the Registrant's current report on Form 8-K, as filed with the SEC on September 18, 2006.

o	Reference is made to the Registrant's current report on Form 8-K, as filed with the SEC on September 22, 2006.

o	Reference is made to the Registrant's current report on Form 8-K, as filed with the SEC on September 22, 2006.

o	Reference is made to the Registrant's current report on Form 8-K, as filed with the SEC on September 22, 2006.

o	Reference is made to the Registrant's current report on Form 8-K, as filed with the SEC on September 29, 2006.

o	Reference is made to the Registrant's current report on Form 8-K, as filed with the SEC on October 5, 2006.

o	Reference is made to the Registrant's current report on Form 8-K, as filed with the SEC on October 16, 2006.

o	Reference is made to the Registrant's current report on Form 8-K, as filed with the SEC on October 20, 2006.

o	Reference is made to the Registrant's current report on Form 8-K, as filed with the SEC on November 3, 2006.

o	Reference is made to the Registrants amended quarterly report on Form 10-Q/A for the period ended June 30, 2006, as filed with the SEC on November 3, 2006.

o	The description of our common stock contained in our Registration Statement on Form SB-2 filed August 27, 2001 and Form SB-2/A filed February 7, 2002.

All documents subsequently filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed incorporated by reference into this Registration Statement and to be a part thereof from the date of the filing of such documents. Any statement contained in the documents incorporated, or deemed to be incorporated, by reference herein or therein shall be deemed to be modified or superseded for purposes of this Registration Statement and the prospectus which is a part hereof (the "Prospectus") to the extent that a statement contained herein or therein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein or therein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement and the Prospectus.

You may request a copy of these filings, excluding the exhibits to such filings which we have not specifically incorporated by reference in such filings, at no cost, by writing or telephoning us at the following address:

Robert Staats
Chief Accounting Officer
151 So. Wymore Road, Suite 3000
Altamonte Springs, FL 32714
Telephone Number: (407) 389-3232

THE COMPANY

OVERVIEW

We were incorporated under the laws of the State of Texas on August 3, 1998 under our original name of Millennia Tea Masters. In February 2004 we exchanged 12,500,000 of our common shares for the assets of two start-up telecommunication businesses, eGlobalphone, Inc. and VoIP Solutions, Inc. We changed our name to VoIP, Inc. in April 2004. We consummated the acquisitions of DTNet Technologies, Inc., a hardware supplier, and VoIP Americas, Inc., a VoIP related company, in June and September, respectively, of 2004. We decided to exit our former tea business in December 2004 and focus our efforts and resources in the Voice over Internet Protocol (VOIP) telecommunications industry. In May 2005 we completed the acquisition of Caerus, Inc., a VoIP carrier and service provider, and in October 2005 we purchased substantially all of the VOIP-related assets of WQN, Inc.

We are an emerging global provider of advanced communications products and services utilizing Voice over Internet Protocol (VOIP) technology. VOIP is the real time transmission of voice communications in the form of digitized "packets" of information over the Internet or a private network, similar to the way in which e-mail and other data is transmitted.

Since 2004, we have developed our business through strategic acquisitions. These acquisitions have provided us with important technology, intellectual capital, VOIP expertise, trade names, domain names, VOIP enhanced service applications, key business relationships and revenues. We own our network and technology and have the ability to provide complete product and service solutions, including outsourced customer service and hardware fulfillment. We are a certified Competitive Local Exchange Carrier (CLEC) and Interexchange Carrier (IXC) which allows us to receive more favorable rates from the Regional Bell Operating Companies (RBOCs) and the traditional long-distance carriers than telephony resellers who are not CLECs or IXCs, as well as provide regulatory compliance in an industry that is moving quickly towards controls and regulations. We expect to provide a comprehensive portfolio of advanced telecommunications technologies, enhanced service solutions, and broadband products to the VOIP industry. Our current and targeted customers include RBOCs, CLECs, IXCs, wireless carriers, resellers, Internet Service Providers (ISPs), cable system operators ("cable operators") and other providers of telephony services in the United States and various countries around the world.

Our goal is to become the premier enabler for packet communication services for carriers, service providers and cable operators seeking to offer value-added voice, data and enhanced services products utilizing VOIP technology.

OUR BUSINESS SEGMENTS

Our business is divided into three primary segments: (1) telecommunications, which consists of consumer and wholesale telecommunication services provided through our proprietary VOIP network and technology; (2) wholesale sales of VOIP hardware and broadband components; and (3) the wholesaling of prepaid calling cards.

Telecommunications Segment

Our Technology and Network

We began developing our proprietary hardware and software in 2002, establishing strategic relationships with companies such as Intel, Brooktrout, Sonus, iCable and other manufacturers of both hardware and software.

Our proprietary softswitch features tools that we believe will relieve many of the interoperability and cost issues that have affected the implementation of VOIP softswitch technology by traditional carriers, enabling them to offer cost-competitive, viable VOIP services. Our softswitch architecture is protocol agnostic, allowing seamless integration with the legacy-based networks (referred to in the industry as Time Division Multiplexing, or TDMs) employed by the traditional telephony companies and with other packet technologies. Our network will allow TDM-based networks to access the enhanced capabilities and efficiencies of packet technology networks. The ability to control the underlying technology in our network allows us to provide interoperable services with multiple hardware solutions which may be pre-existing in customer networks.

Our network currently supports its own media gateways, softswitch controller, unified messaging systems, voicemail, media trans-coding, billing and many other integral parts of a complete solution.

Our network operations center located in Orlando, Florida, is a fully manned, 24x7x365 operation. From this center we monitor all aspects of the technical environment of our network, from our nationwide optical backbone to network routers, signaling gateways and numerous routing gateways, soft switches and other aspects of our VOIP infrastructure. Fully redundant technologies are deployed in a scalable network environment that we believe will enable us to effectively compete in the demanding Internet Protocol (IP) telephony marketplace. Our network incorporates an advanced Multi-Protocol Label Switching (MPLS) architecture which provides services to carriers and other service providers. Our network features direct interconnection facilities with multiple RBOCs, CLECs, IXCs, service providers, cable operators, wireless carriers and resellers. We also operate a smaller combination TDM/IP network located in Dallas, Texas.

Customers, Products and Services:

Our telecommunications products and service offerings target VOIP wholesale customers such as RBOCs, CLECs, IXCs, wireless carriers, ISPs, cable operators and other providers of telephony services in the United States and various countries around the world. We also sell VOIP products, such as EasyTalk and Rocket VOIP, that are targeted at individual consumers.

Call Termination:

We charge our wholesale customers termination fees to terminate calls on our network. We pay termination fees when it is necessary to route calls from our network to other networks for termination. Our revenues and profit margins on those revenues are a function of the number and duration of calls handled by our network and what we charge and pay to handle this traffic.

U.S. termination takes place either on our network or that of one of our network partners to which we route traffic. Our international termination product features direct routes and connections established to many international voice carriers worldwide. Carriers use complex least-cost-routing algorithms that direct traffic to the lowest cost carrier. We believe we are in the process of establishing a competitive cost structure through the efficiencies of our network design, the completion and implementation of our own least-cost-routing algorithms, and through current and future partnerships with key off-net and niche providers. Revenues generated from these services in 2005, all of which were derived from one customer, amounted to $4,672,840 or 30% of our consolidated 2005 revenues.

VoiceOne Carrier Direct:

We are in the early stages of implementing our VoiceOne Carrier Direct program which we believe will enable us to develop a significant facilities-based carrier customer base. We are a certified CLEC in 27 states, and will continue to apply for CLEC certification in other states as required.

We believe that carriers that want to offer VOIP services have essentially three options: create their own internal VOIP capabilities, acquire a VOIP carrier, or partner with a VOIP carrier. The first of these options requires a carrier to devote a significant amount of resources to (i) develop its VOIP network capabilities and associated retail services; (ii) maintain its network and develop new retail products, and; (iii) continuously upgrade its VOIP capabilities to keep pace with technological changes. The acquisition of an existing VOIP carrier could be relatively expensive and, once the acquisition is complete, the facilities based carrier would still face on-going maintenance/ upgrade issues and costs and additional capital expenditures. With respect to the third option, our VoiceOne Carrier Direct is a partner program for carriers that provides them with our technology to IP-enable their TDM networks. With this program the carriers receive our equipment and expertise, enabling them to rapidly enter the VOIP services market without making significant capital expenditures. Because our technology is protocol agnostic, by implementing the VoiceOne Carrier Direct program we believe our customers can avoid significant modifications to their TDM networks and the operability issues that can plague the interface of legacy systems with IP technology. We interface our customers' TDM systems to our VOIP network. We do not charge the carriers for equipment that includes softswitch technology, a media gateway, a service creation environment, a multi-protocol label switching network and access to our products and services. In return for our equipment and expertise, the facilities based carrier will pay us fees to terminate calls on our network and for other services such as Hosted IP Centrex and local inbound. We anticipate that this strategy will be attractive to carriers since it provides them with a new group of customers and revenue sources without requiring them to modify their legacy systems or expend capital. Once the carriers are part of our Carrier Direct Program, we can obtain revenues from calls the carriers terminate on our network, and can terminate calls on their network. Through December 31, 2005 we had not generated any significant revenues from our Voice One Carrier Direct program.

EasyTalk:

EasyTalk, our automated number identification (ANI) retail product, marketed through our website, is a long distance service with "ease of use" features for consumers.  We believe that EasyTalk is a step beyond calling cards. Our network is programmed to automatically recognize our customers’ phone numbers and to provide callers from these numbers immediate access to long-distance services. No calling card or PIN number is required. Consumer features include PIN-less dialing, fast *1 recharge of the service, speed dial, and quick query of current balance. As of December 31, 2005 we had approximately 36,000 Easy Talk customers, and revenues generated for this product offering amounted to approximately $1,477,000 in 2005.

RocketVoIP:

Our RocketVoIP retail product allows customers to use, through a media terminal adapter we provide, their high speed internet connection to place local, long distance and international calls. As of December 31, 2005 we had approximately 1,800 Rocket VoIP customers, and revenues generated for this product offering amounted to $171,000 in 2005.

Other Products:

We also sell various PIN and ANI products to consumers via our website.

Prepaid Calling Cards Segment

We previously sold prepaid calling cards that we purchased from other carriers to private distributors located in southern California. Unlike our other communications products the communication traffic arising from the use of these cards to place telephone calls was handled by carriers affiliated with vendors we purchased the cards from, and not by our network. We generated $4,932,229 in revenues from the sale of these cards to approximately 40 distributors during the year ended December 31, 2005.

On April 19, 2006, the Company sold its wholly-owned subsidiary, DTNet Technologies, to the Company’s former Chief Operating Officer (the “Purchaser”), pursuant to a stock purchase agreement.

Hardware Sales Segment

Our hardware sales subsidiary, doing business as DT Net Technologies, operated a fulfillment center in Clearwater, Florida from which we sold a variety of VOIP hardware and broadband components to broadband service providers. DT Net’s products were purchased from suppliers in Korea, Taiwan and China. These products included cable modems, DSL modems, AV power line and home plug adapters, and multimedia terminal adapters. Sales for this business segment were $2,376,329 for the year ended December 31, 2005.

Effective October 12, 2006, the Company terminated its Marketing and Distribution Agreement with Phone House, Inc. dated September 1, 2004 and amended February 16, 2006 (the “Agreement”), effectively discontinuing this business segment. The Agreement called for the wholesale distribution, marketing and selling of prepaid telephone calling cards by Phone House, Inc., under license from the Company.

STRATEGY

Our objective is to provide reliable, scalable, and competitively-priced worldwide VOIP communication services with unmatched quality. We plan to achieve this objective by delivering innovative technologies and services and balancing the needs of our customers with the needs of our business. We intend to bring high quality voice products and services, at an affordable price, to other communication providers, businesses and residential consumers to enhance the ways in which these customers communicate with the rest of the world.

Specific strategies to accomplish this objective include:

•	building our carrier/service provider customer base through aggressive marketing of our VoiceOne Carrier Direct program;
•	completing the expansion of our network (currently in process);
•	capitalizing on our technological expertise to introduce new products, services and features;
•	customizing our service offerings for the purpose of pursuing strategic partnerships with major customers and suppliers;
•	offering the best possible service and support to our customers with a world class customer support organization;
•	developing additional distribution channels;
•	expanding our market share for our retail calling services;
•	increasing our customer base by introducing cost-effective solutions to interconnect with our network; and
•	controlling operating expenses and capital expenditures.

Competition

We compete primarily in the market for enhanced IP communications services. This market is highly competitive and has numerous service providers. The market for enhanced Internet and IP communications services is new and rapidly evolving. We believe that the primary competitive factors determining success in the Internet and IP communications market are:

•	quality of service;
•	the ability to meet and anticipate customer needs through multiple service offerings and feature sets;
•	responsive customer care services, and;
•	price.

Future competition could come from a variety of companies both in the Internet and telecommunications industries. These industries include major companies who have greater resources and larger customer bases than we have, and have been in operation for many years. We also compete in the growing market of discount telecommunications services including "pure play" VoIP service providers, prepaid calling cards, call-back services, dial-around or 10-10 calling and collect calling services. In addition, some Internet service providers have begun to aggressively enhance their real time interactive communications, including instant messaging, PC-to-PC and PC-to-Phone services, and broadband phone services.

Some competitors may be able to bundle services and products that are not offered by us together with enhanced Internet and IP communications services, which could place us at a significant competitive disadvantage. Many of our competitors enjoy economies of scale that can result in lower cost structure for transmission and related costs, which could cause significant pricing pressures within the industry. At the same time, we see these potential competitors as potential customers, and have organized our various reseller and service provider products and services to meet the emergent needs of these companies.

Our primary competitors include:

•
carriers operating in the U.S. and abroad, which include the RBOCs, AT&T, British Telecom, France Telecom, Deutsche Telecom, IDT, Sprint, Verizon, Level 3, Infonet, Qwest, Broadwing, Ibasis, Primus, and Teleglobe/VSNL;

•	subscriber based service provider competitors, which include Vonage, Packet8, DeltaThree, SunRocket, Time Warner, Comcast and Net2phone.

INTELLECTUAL PROPERTY

We have developed several important intellectual property features. VoiceOne has developed and the network provides an E911 solution to comply with the FCC's recent order imposing E911 requirements on VoIP Service Providers. VoiceOne's 911 service is known as Enhanced E911. A key feature of the E911 service is that it can route emergency calls for the customer whose location is constant as well as the customer who often moves the location of his VoIP device. Customers can update their location information in real time, so that their E-911 call will be delivered to the appropriate Public Safety Answering Point (PSAP) in the new location. To further support the FCC 911 mandate, VoIP, Inc. has applied for a patent for its 911 compliant VoIP Multimedia Terminal Adaptor.

VoIP Inc. has developed Pathfinder as a "cascading provisioning server" feature for deployment of zero-touch hardware deployment and is a new development that is exclusive to VoIP, Inc.'s platform. The system allows each device to auto-provision without any customer interaction even in situations where there are multiple levels of VAR or resellers to distribute the product to their customers (to any number of resale levels.) This allows for installations without any customer service or technical support time spent in configuration issues.

REGULATION

The Company currently is a value added service provider. The hardware, integration and softswitch portions of our business are expected to remain unthreatened by regulation in major nations in which the Company expects to do business. The eGlobalphone service offering may potentially experience regulatory pressures as the United States makes changes in its telecommunications laws to encompass VoIP services. The imposition of government regulation on our business could adversely affect our operations by requiring additional expense to meet compliance requirements.

1) Regulation is expected to be applied to the following areas of our service: E911, Communications Assistance for Law Enforcement Act (CALEA) and USF taxation.

(a) Our existing E911 service addresses this concern already and we are working with industry groups to also address E911 delivery via the network when that technology becomes mature and affordable. The combined delivery methods should adequately protect the Company against negative regulatory or economic pressure in the future.

(b) CALEA data delivery is almost complete in the system for the basics of call status and PIN tapping. The additional steps of call monitoring and call splitting are yet to be even defined, though it is not anticipated that their deployment would require anything other than minor expense for adequate compliance with these laws, given current technology.

(c) USF (Universal Service Fee) taxation has been explicitly not required for data services. The classification of VoIP as a value added data service has clearly indicated that it is outside of the USF charter.

2) Comments by the FCC staff have indicated that VoIP will be handled in a relatively "hands-off" manner until the industry is more mature and capable of competing directly with RBOC and ILEC carriers. This is anticipated to be at least another two years.

3) Even with additional regulations and if they were to be applied, the costs of compliance would be significantly lower than those of traditional telephony, as these regulatory structures are already being considered and compensated for in design aspects of the network.

4) Our primary focus on non-US customers should limit our exposure in the United States.

5) Federal Regulations

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This prospectus contains forward looking statements within the meaning of Section 27A of Securities Act, Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Private Securities Litigation Reform Act of 1995, including statements regarding our expected financial position, business and financing plans. These forward looking statements reflect our views with respect to future events and financial performance. The words "believe," "expect," "plan" and "anticipate" and similar expressions identify forward looking statements. Although we believe that the expectations and assumptions reflected in such forward looking statements are reasonable, the expectations and assumptions may prove to be incorrect. Important factors that could cause actual results to differ materially from these expectations are disclosed in this prospectus. All subsequent written and oral forward looking statements attributable to us or individuals acting on our behalf are expressly qualified in their entirety by these cautionary statements. We caution readers not to place undue reliance on these forward looking statements, which speak only as of the date of this prospectus. We undertake no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise, except as required by law.

RISK FACTORS

You should carefully consider each of the following risk factors and all of the other information in this prospectus before making an investment decision. If any of the following risks and uncertainties develops into actual events, our business, financial condition or results of operations could be materially and adversely affected. The risk factors below contain forward-looking statements regarding our company. Actual results could differ materially from those set forth in the forward-looking statements.

RISK RELATED TO OUR COMPANY

Because we are not in compliance with the terms of our loan agreement, our payment obligations may be accelerated.

We are not in compliance with certain covenants of the agreement for our loan from a lending institution (which amounted to approximately $2.8 million at September 30, 2006). Our lender has not declared a default under the loan agreement. We presently are current with the principal and interest payments on this loan but we will need to raise additional debt or equity capital to repay or restructure this loan. Although the lender has not yet done so, the lender could elect, among other things, to accelerate our indebtedness under the credit facility, or to take possession of, sell, lease, or otherwise dispose of any of the assets of the Company. In the event that the lender declares the amounts borrowed under the credit facility immediately due and payable or seeks to foreclose on any of our assets, it would likely have a material adverse affect on our financial position and our results of operations. If we experience delays in raising capital or are unable to raise a sufficient amount of capital, we could be required to seek modifications to the terms of the loan agreement or another source of financing to continue operations.

We are not in compliance with the terms of our convertible notes issued in July and October 2005 and in January and February of 2006, and the note holders may accelerate the amounts due at any time.

The provisions of the convertible notes issued in July and October 2005 and in January and February 2006 provide that the failure to pay principal and interest timely and the failure to register the securities underlying the notes within the required time limit are events of default under the notes. We have not made scheduled payments of $91,419 under the 2005 notes and have not made scheduled payments of $1,676,100 under the 2006 notes. We have also not registered all of these notes and related warrants. The convertible note holders have not declared a default under the loan agreements.  However, the amounts due under the notes could be accelerated and immediately due and payable, which could adversely affect our ability to meet all of our financial obligations.

Because we failed to meet our obligations to file the registration statements required under the various subscription agreements related to certain of our note, warrant and common stock financings timely, we are accruing liquidated damages for breach of contract until such time as the registration statements are filed and are declared effective.

Pursuant to the subscription agreements under which certain investors purchased notes, common stock and warrants in 2005 and 2006, we agreed to register the securities purchased for resale by those investors under the Securities Act of 1933, as amended, within a specified time. Because we failed to comply with the requirement to have effective registration statements covering the notes and warrants within the applicable time limits, we currently owe liquidated damages of $2,098,372 plus 1,361,438 shares of common stock, and will continue to incur liquidated damages amounting to $275,682 and 142,938 shares per month until there are effective registration statements covering the notes and warrants. Because we are incurring substantial liquidated damages on a monthly basis, our failure to comply with the terms of the notes and warrants could continue to have an adverse effect on our financial position and our results of operations.

Our substantial debt could adversely affect our financial position, operations and ability to grow.

As of September 30, 2006, our total liabilities were approximately $36.9 million, most of which are classified as current. Our substantial indebtedness could have adverse consequences in the future. For example, it could:

•  require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, which would reduce amounts available for working capital, capital expenditures, research and development and other general corporate purposes;
•  limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate;
•  increase our vulnerability to general adverse economic and industry conditions;
•  place us at a disadvantage compared to our competitors that may have less debt than we do;
•  make it more difficult for us to obtain additional financing that may be necessary in connection with our business;
•  make it more difficult for us to implement our business and growth strategies; and
•  cause us to have to pay higher interest rates on future borrowings.

We need additional capital to continue our operations.

Our operations currently require significant amounts of cash. We intend to continue to enhance and expand our network in order to maintain our competitive position and meet the increasing demands for service quality, capacity and competitive pricing. Also, our pursuit of new customers and the introduction of new products and/or services will require significant marketing and promotional expenses that we often incur before we begin to receive the related revenue. Our operations have consumed, rather than generated, cash. Our working capital and capital expenditure requirements have been met by sales of debt and equity securities. We will need to raise additional capital to continue our operations. We may not be able to raise additional capital. If we are able to raise additional capital through the issuance of additional equity or debt, our current investors could experience dilution. We need to raise additional debt or equity capital imminently to provide the funds necessary to repay or restructure our debt and continue operations.  If unsuccessful, or if the note holders declare the Company’s notes in default, we may not be able to continue operations.

We have experienced significant changes in our top management.

On September 12, 2006, we underwent a reorganization of our executive management. In connection therewith, Mr. Anthony J. Cataldo was appointed Chief Executive Officer and Chairman, replacing Mr. Gary Post who himself replaced a former Chief Executive Officer on May 19, 2006. Mr. David Ahn, Vice President Corporate Planning, also left the Company effective September 12, 2006. On May 19, 2006, Mr. Robert V. Staats was appointed Chief Accounting Officer, and Mr. David Sasnett resigned as Chief Financial Officer. On July 28, 2006, Mr. Shawn M. Lewis was appointed Chief Operating Officer in addition to Chief Technology Officer. Although the board of directors believes that these management changes are in the best interests of the Company and that the new management will have a positive impact on the Company, significant personnel changes may have the effect of disrupting the day to day operations of the Company until such time as the new management is integrated and fully informed with respect to the business and operations of the Company.

We may incur goodwill and intangible asset impairment charges.

Our balance sheet at September 30, 2006 includes approximately $23.4 million in goodwill and approximately $12.5 million in other intangible assets recorded in connection with our acquisitions. We recorded significant additional amounts of goodwill and intangible assets as a result of our acquisition in October 2005 of substantially all of the assets relating to the VoIP business of WQN, and our acquisition in May 2005 of Caerus and its subsidiaries.

In accordance with SFAS 142, we test the carrying value of our goodwill and our other intangible assets for impairment at least annually by comparing the fair values of these assets to their carrying values. During the year ended December 31, 2005 we recorded an impairment charge to our operating results of approximately $4.2 million relating to goodwill previously recorded for an acquisition. In the nine months ended September 30, 2006, we recorded an impairment charge to operating results of $839,101 as a result of selling our interest in our subsidiary, DTNet Technologies, in April 2006. These charges reduced the carrying value of the subsidiary to its estimated fair value. We may be required to record additional impairment charges for these assets in the future, which could materially adversely affect our financial condition and results of operations. If the traded market price of our common stock continues to decline, or our future revenue does not increase coincident with amounts previously projected and utilized to determine the fair value of our goodwill and other intangible assets, a material goodwill impairment charge in the future is possible.

Our internal controls over financial reporting are not adequate and our independent auditors may not be able to later certify as to their adequacy, which could have a significant and adverse effect on our business and reputation.

Section 404 of Sarbanes-Oxley and the rules and regulations of the Securities Exchange Commission (the “Commission”) associated with Sarbanes-Oxley, which we refer to as Section 404, require a reporting company to, among other things, annually review and disclose its internal controls over financial reporting, and evaluate and disclose changes in its internal controls over financial reporting quarterly. Under Section 404 a reporting company is required to document and evaluate such internal controls in order to allow its management to report on, and its independent auditors attest to, these controls. We are required to comply with Section 404 not later than our fiscal year ending December 2007. We are currently evaluating our strategy to begin performing the system and process documentation, evaluation and testing required (and any necessary remediation) in an effort to comply with management certification and auditor attestation requirements of Section 404. As reported in "Controls and Procedures" beginning at page 27 of the Company's Annual Report on Form 10-KSB, filed with the Commission on April 17, 2006, we have concluded that our disclosure controls and procedures, and our financial reporting controls, are currently ineffective. Further, in the course of our ongoing evaluation, we may identify additional areas of our internal controls requiring improvement, and plan to design enhanced processes and controls to address issues that might be identified through this review. As a result, we expect to incur additional expenses and diversion of management's time. We cannot be certain as to the timing of completion of our documentation, evaluation, testing and remediation actions or the impact of the same on our operations and may not be able to ensure that the process is effective or that the internal controls are or will be effective in a timely manner. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, our independent auditors may not be able to certify as to the effectiveness of our internal control over financial reporting and we may be subject to sanctions or investigation by regulatory authorities, such as the Commission. As a result, there could be an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal control system and the hiring of additional personnel. Any such actions could adversely affect our results of operations, cash flows and financial condition.

We have a history of losses and negative cash flows from operations and we anticipate such losses and negative cash flows will continue.

We have incurred significant losses since inception, and we anticipate continuing to incur significant losses for the foreseeable future. Our net losses for the nine months ended September 30, 2006 and 2005 were $31,311,440 and $13,833,503, respectively. Our net cash amount used for operating activities for these same periods was $10,998,391 and $8,642,847, respectively. As of September 30, 2006, our accumulated deficit was $66,111,540. Our revenues may not grow or even continue at their current level. We will need to significantly increase our revenues and gross margins to become profitable. In order to increase our revenues, we need to attract and maintain customers to increase the fees we collect for our services. If our revenues do not increase as much as we expect, we may never be profitable. Even if our revenues increase, if we are unable to generate sufficiently profitable margins on these revenues, we may never be profitable. If we become profitable, we may not be able to sustain or increase profitability.

We have a limited operating history upon which you can evaluate us.

We have only a limited operating history upon which you can evaluate our business and prospects. We commenced operations of our current business in 2004 and the majority of our operations are comprised of businesses we acquired in 2005. You should consider our prospects in light of the risks, expenses and difficulties we may encounter as an early stage company in the new and rapidly evolving market for internet protocol (IP) communications services. These risks include our ability:

•	to successfully integrate our recent acquisitions;
•	to increase acceptance of our VOIP communications services, thereby increasing the number of users of our IP telephony services;
•	to compete effectively, and;
•	to develop new products and keep pace with developing technology.

In addition, because we expect an increasing percentage of our revenues to be derived from our IP communications services, our past operating results may not be indicative of our future results.

We may not be able to expand our revenue base and achieve profitability.

Our business strategy is to expand our revenue sources by providing IP communications services to several different customer groups. We can neither assure you that we will be able to accomplish this nor that this strategy will be profitable. Approximately 30% of our consolidated revenues for the year ended December 31, 2005 were derived from one customer, and our gross margins for these revenues were negative.  Currently, our revenues are generated by providing termination services for other carriers and end users, from the sales of retail VOIP services to consumers, the wholesaling of prepaid calling cards, and from hardware product sales. These services have not been profitable to date and may not be profitable in the future.

In the future, we intend to generate increased revenues from IP communications services from multiple sources, many of which are unproven. We expect that our revenues for the foreseeable future will be dependent on, among other factors:

•	acceptance and use of IP telephony;
•	growth in the number of our customers;
•	expansion of service offerings;
•	traffic levels on our network;
•	the effect of competition, regulatory environment, international long distance rates and access and transmission costs on our prices, and;
•	continued improvement of our global network quality.

We cannot assure you that a market for our services will develop. Our market is new and rapidly evolving. Our ability to sell our services may be inhibited by, among other factors, the reluctance of some end-users to switch from traditional communications carriers to IP communications carriers and by concerns with the quality of IP telephony and the adequacy of security in the exchange of information over the Internet, and the reluctance of our resellers and service providers to utilize outsourced solutions providers.

End-users in markets serviced by recently deregulated telecommunications providers are not familiar with obtaining services from competitors of these providers and may be reluctant to use new providers, such as us. We will need to devote substantial resources to educate customers and end-users about the benefits of IP communications solutions in general and our services in particular. If enterprises and their customers do not accept our enhanced IP communications services as a means of sending and receiving communications, we will not be able to increase our number of paid users or successfully generate revenues in the future.

Potential fluctuations in our quarterly financial results may make it difficult for investors to predict our future performance.

Our quarterly operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside our control.

Such factors also may create other risks affecting our long-term success, as discussed in the other risk factors. We believe that quarter-to-quarter comparisons of our historical operating results may not be a good indication of our future performance, nor would our operating results for any particular quarter be indicative of our future operating results.

Our network may not be able to accommodate our capacity needs.

We expect the volume of traffic we carry over our network to increase significantly as we expand our operations and service offerings. Our network may not be able to accommodate this additional volume. In order to ensure that we are able to handle additional traffic, we may have to enter into long-term agreements for leased capacity. To the extent that we overestimate our capacity needs, we may be obligated to pay for more transmission capacity than we actually use, resulting in costs without corresponding revenues. Conversely, if we underestimate our capacity needs, we may be required to obtain additional transmission capacity from more expensive sources. If we are unable to maintain sufficient capacity to meet the needs of our users, our reputation could be damaged and we could lose customers and revenues.

Additionally, our success depends on our ability to handle a large number of simultaneous calls. We expect that the volume of simultaneous calls will increase significantly as we expand our operations. If this occurs, additional stress will be placed upon the network hardware and software that manages our traffic. We cannot assure stockholders of our ability to efficiently manage a large number of simultaneous calls. If we are not able to maintain an appropriate level of operating performance, or if our service is disrupted, then we may develop a negative reputation and our business, results of operations and financial condition could be materially adversely affected.

We may be unsuccessful selecting the most economical call routing.

Our telecommunications services segment relies on vendors to terminate calls. Vendor charges for these services vary by call route, and costs between vendors for the same routes vary. Because of the heavy volume of calls handled by our network, automation of the call routing to the “least-cost” vendor for each route is typically required to generate a positive gross margin. The Company is currently developing such automation, but may not be successful on its implementation or further maintenance, which would adversely affect the Company’s financial performance.

We face a risk of failure of computer and communications systems used in our business.

Our business depends on the efficient and uninterrupted operation of our computer and communications systems as well as those that connect to our network. We maintain communications systems (also referred to as network access points) in facilities in Orlando, Atlanta, New York, Dallas, Los Angeles and we are currently constructing a network access point in Chicago. Our systems and those that connect to our network are subject to disruption from natural disasters or other sources such as power loss, communications failure, hardware or software malfunction, network failures and other events both within and beyond our control. Any system interruptions that cause our services to be unavailable, including significant or lengthy telephone network failures or difficulties for users in communicating through our network or portal, could damage our reputation and result in a loss of users.

Our computer systems and operations may be vulnerable to security breaches.

Our computer infrastructure is potentially vulnerable to physical or electronic computer viruses, break-ins and similar disruptive problems and security breaches that could cause interruptions, delays or loss of services to our users. We believe that the secure transmission of confidential information over the Internet, such as credit card numbers, is essential in maintaining user confidence in our services. We rely on licensed encryption and authentication technology to effect secure transmission of confidential information, including credit card numbers. It is possible that advances in computer capabilities, new technologies or other developments could result in a compromise or breach of the technology we use to protect user transaction data. A party that is able to circumvent our security systems could misappropriate proprietary information or cause interruptions in our operations. Security breaches also could damage our reputation and expose us to a risk of loss or litigation and possible liability. Although we have experienced no security breaches to date of which we are aware, we cannot guarantee you that our security measures will prevent security breaches.

Online credit card fraud can harm our business.

The sale of our products and services over the Internet exposes us to credit card fraud risks. Some of our products and services can be ordered or established (in the case of new accounts) over the Internet using a major credit card for payment. As is prevalent in retail telecommunications and Internet services industries, we are exposed to the risk that some of these credit card accounts are stolen or otherwise fraudulently obtained. In general, we are not able to recover fraudulent credit card charges from such accounts. In addition to the loss of revenue from such fraudulent credit card use, we also remain liable to third parties whose products or services are engaged by us (such as termination fees due telecommunications providers) in connection with the services which we provide. In addition, depending upon the level of credit card fraud we experience, we may become ineligible to accept the credit cards of certain issuers. We are currently authorized to accept American Express, Visa, MasterCard, and Discover. The loss of eligibility for acceptance of credit cards could significantly and adversely affect our business. We will attempt to manage fraud risks through our internal controls and our monitoring and blocking systems. If those efforts are not successful, fraud could cause our revenue to decline significantly and our business, financial condition and results of operations to be materially and adversely affected.

We depend on highly qualified technical and managerial personnel.

Our future success also depends on our continuing ability to attract, retain and motivate highly qualified technical expertise and managerial personnel necessary to operate our businesses. We may need to give retention bonuses and stock incentives to certain employees to keep them, which can be costly to us. The loss of the services of members of our management team or other key personnel could harm our business. Our future success depends to a significant extent on the continued service of key management, client service, product development, sales and technical personnel. We do not maintain key person life insurance on any of our executive officers and do not intend to purchase any in the future. Although we generally enter into non-competition agreements with our key employees, our business could be harmed if one or more of our officers or key employees decided to join a competitor or otherwise compete with us.

We may be unable to attract, assimilate or retain highly qualified technical and managerial personnel in the future. Wages for managerial and technical employees are increasing and are expected to continue to increase in the future. We may have difficulty in hiring and retaining highly skilled employees with appropriate qualifications. If we were unable to attract and retain the technical and managerial personnel necessary to support and grow our businesses, our businesses would likely be materially and adversely affected.

International operations may expose us to additional and unpredictable risks.

We may enter international markets such as Eastern Europe, the Middle East, Latin America, Africa and Asia and may expand our existing operations outside the United States. International operations are subject to inherent risks, including:

•	potentially weaker protection of intellectual property rights;
•	political and economic instability;
•	unexpected changes in regulations and tariffs;
•	fluctuations in exchange rates;
•	varying tax consequences, and;
•	uncertain market acceptance and difficulties in marketing efforts due to language and cultural differences.

Our entry into new lines of business, as well as potential future acquisitions, joint ventures or strategic transactions entail numerous risks and uncertainties that could have an adverse effect on our business.

We may enter into new or different lines of business, as determined by management and our Board of Directors. Our acquisitions, as well as any future acquisitions or joint ventures could result, and in some instances have resulted, in numerous risks and uncertainties including:

•
potentially dilutive issuances of equity securities, which may be issued at the time of the transaction or in the future if certain performance or other criteria are met or not met, as the case may be. These securities may be freely tradable in the public market or subject to registration rights which could require us to publicly register a large amount of our common stock, which could have a material adverse effect on our stock price;

•	diversion of management's attention and resources from our existing businesses;

•	significant write-offs if we determine that the business acquisition does not fit or perform up to expectations;

•	the incurrence of debt and contingent liabilities or impairment charges related to goodwill and other long-lived assets;

•	difficulties in the assimilation of operations, personnel, technologies, products and information systems of the acquired companies;

•	regulatory and tax risks relating to the new or acquired business;

•	the risks of entering geographic and business markets in which we have limited (or no) prior experience;

•	the risk that the acquired business will not perform as expected; and

•	material decreases in short-term or long-term liquidity.

RISKS RELATED TO OUR INDUSTRY

Our future success depends on the growth in the use of Internet Protocol as a means of communications.

If the market for IP communications, in general, and our services in particular, does not grow or does not grow at the rate we anticipate, we will not be able to increase our number of customers or generate the revenues we anticipate. To be successful, IP communications requires validation as an effective, quality means of communication and as a viable alternative to traditional telephone service. Demand and market acceptance for recently introduced services are subject to a high level of uncertainty. The Internet may not prove to be a viable alternative to traditional telephone service for reasons including:

•	inconsistent quality or speed of service;

•	traffic congestion;

•	potentially inadequate development of the necessary infrastructure;

•	lack of acceptable security technologies;

•	lack of timely development and commercialization of performance improvements, and;

•	unavailability of cost-effective, high-speed access.

If Internet usage grows, the Internet infrastructure may not be able to support the demands placed on it by such growth, or its performance or reliability may decline. In addition, Web sites may from time to time experience interruptions in their service as a result of outages and other delays occurring throughout the Internet network infrastructure. If these outages or delays frequently occur in the future, Internet usage, as well as usage of our communications portal and our services, could be adversely affected.

Intense competition could reduce our market share and harm our financial performance.

Competition in the market for IP communications services is becoming increasingly intense and such competition is expected to increase significantly in the future. The market for Internet and IP communications is new and rapidly evolving. We expect that competition from companies both in the Internet and telecommunications industries will increase in the future. Our competitors include both start-up IP telephony service providers and established traditional communications providers. Many of our existing competitors and potential competitors have broader portfolios of services, greater financial, management and operational resources, greater brand-name recognition, larger subscriber bases and more experience than we have. In addition, many of our IP telephony competitors use the public Internet instead of a private network to transmit traffic. Operating and capital costs of these providers may be less than ours, potentially giving them a competitive advantage over us in terms of pricing. We also compete against the growing market of discount telecommunications services including prepaid calling cards, call-back services, dial-around or 10-10 calling and collect calling services. In addition, some Internet service providers have begun to aggressively enhance their real time interactive communications, focusing on instant messaging, PC-to-PC and PC-to-phone, and/or broadband phone services.

In addition, traditional carriers, cable companies and satellite television providers are bundling services and products not offered by us with internet telephony services. While this provides us with the opportunity to offer these companies our products and services as a way for them to offer internet telephony services, it also introduces the risk that they will introduce these services on their own utilizing other options while at the same time making it more difficult for us to compete against them with direct to consumer offerings of our own. If we are unable to provide competitive service offerings, we may lose existing users and be unable to attract additional users. In addition, many of our competitors, especially traditional carriers, enjoy economies of scale that result in a lower cost structure for transmission and related costs, which cause significant pricing pressures within the industry. In order to remain competitive we intend to increase our efforts to promote our services, and we cannot be sure that we will be successful in doing this.

In addition to these competitive factors, recent and pending deregulation in some of our markets may encourage new entrants. We cannot assure you that additional competitors will not enter markets that we plan to serve or that we will be able to compete effectively.

Decreasing telecommunications rates may diminish our revenues and profitability.

International and domestic telecommunications rates have decreased significantly over the last few years in most of the markets in which we operate, and we anticipate that rates will continue to be reduced in all of the markets in which we do business or expect to do business. Users who select our services to take advantage of the current pricing differential between traditional telecommunications rates and our rates may switch to traditional telecommunications carriers as such pricing differentials diminish or disappear, and we will be unable to use such pricing differentials to attract new customers in the future. In addition, our ability to market our carrier transmission services to telecommunications carriers depends upon the existence of spreads between the rates offered by us and the rates offered by traditional telecommunications carriers, as well as a spread between the retail and wholesale rates charged by the carriers from which we obtain wholesale service. Continued rate decreases will require us to lower our rates to remain competitive could reduce our revenues and reduce or possibly eliminate our gross profit from our carrier transmission services. If telecommunications rates continue to decline, we may lose users for our services.

We may not be able to keep pace with rapid technological changes in the communications industry.

Our industry is subject to rapid technological change. We cannot predict the effect of technological changes on our business. In addition, widely accepted standards have not yet developed for the technologies we use. We expect that new services and technologies will emerge in the market in which we compete. These new services and technologies may be superior to the services and technologies that we use, or these new services may render our services and technologies obsolete. To be successful, we must adapt to our rapidly changing market by continually improving and expanding the scope of services we offer and by developing new services and technologies to meet customer needs. Our success will depend, in part, on our ability to license leading technologies and respond to technological advances and emerging industry standards on a cost-effective and timely basis. We may need to spend significant amounts of capital to enhance and expand our services to keep pace with changing technologies.

Third parties might infringe upon our proprietary technology.

We cannot assure you that the steps we have taken to protect our intellectual property rights will prevent misappropriation of our proprietary technology. To protect our rights to our intellectual property, we rely on a combination of trademark and trade secret protection, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners and others. We may be unable to detect the unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. Effective copyright and trade secret protection may not be available in every country in which we offer or intend to offer our services. Failure to adequately protect our intellectual property could harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending our intellectual property rights could result in the expenditure of significant financial and managerial resources.

If we are not able to obtain necessary licenses of third-party technology at acceptable prices, or at all, some of our products may become obsolete.

From time to time, we may be required to license technology from third parties to develop new products or product enhancements. Third-party licenses may not be available or continue to be available to us on commercially reasonable terms. The inability to maintain or re-license any third-party licenses required in our current products, or to obtain any new third-party licenses to develop new products and product enhancements could require us to obtain substitute technology of lower quality or performance standards or at greater cost, and delay or prevent us from making these products or enhancements, any of which could seriously harm the competitiveness of our products. We currently license third party technology for products acquired through the WQN acquisition.

Government regulation and legal uncertainties relating to IP telephony could harm our business.

Historically, voice communications services have been provided by regulated telecommunications common carriers. We offer voice communications to the public for international and domestic calls using IP telephony. Based on specific regulatory classifications and recent regulatory decisions, we believe we qualify for certain exemptions from telecommunications common carrier regulation in many of our markets. However, the growth of IP telephony has led to close examination of its regulatory treatment in many jurisdictions making the legal status of our services uncertain and subject to change as a result of future regulatory action, judicial decisions or legislation in any of the jurisdictions in which we operate. Established regulated telecommunications carriers have sought and may continue to seek regulatory actions to restrict the ability of companies such as ours to provide services or to increase the cost of providing such services. In addition, our services may be subject to regulation if regulators distinguish phone-to-phone telephony service using IP technologies over privately-managed networks such as our services from integrated PC-to-PC and PC-originated voice services over the Internet. Some regulators may decide to treat the former as regulated common carrier services and the latter as unregulated enhanced or information services. Application of new regulatory restrictions or requirements to us could increase our costs of doing business and prevent us from delivering our services through our current arrangements. In such event, we would consider a variety of alternative arrangements for providing our services, including obtaining appropriate regulatory authorizations for our local network partners or ourselves, changing our service arrangements for a particular country or limiting our service offerings. Such regulations could limit our service offerings, raise our costs and restrict our pricing flexibility, and potentially limit our ability to compete effectively. Further, regulations and laws which affect the growth of the Internet could hinder our ability to provide our services over the Internet.

Recent regulatory enactments by the FCC will require us to provide enhanced Emergency 911 dialing capabilities to our subscribers as part of our standard VOIP services and to comply with certain notification requirements with respect to such capabilities, these requirements will result in increased costs and risks associated with the delivery of our VOIP services.

On June 3, 2005, the FCC released the "IP-Enabled Services and E911 Requirements for IP-Enabled Service Providers, First Report and Order and Notice of Proposed Rulemaking" (the "E911 Order"). The E911 Order requires, among other things, that VOIP service providers that interconnect to the public switched telephone network ("Interconnected VOIP Providers") supply enhanced emergency 911 dialing capabilities ("E911") to their subscribers no later than 120 days from the effective date of the E911 Order. The effective date of the E911 Order is July 29, 2005. As part of such E911 capabilities, Interconnected VOIP Providers are required to reproduce the 911 emergency calling capabilities offered by traditional landline phone companies. Specifically, all Interconnected VOIP Providers must deliver 911 calls to the appropriate local public safety answering point ("PSAP"), along with call back number and location, where the PSAP is able to receive that information. Such E911 capabilities must be included in the basic service offering of the Interconnected VOIP Providers; it cannot be an option or extra feature. The PSAP delivery obligation, along with call back number and location information must be provided regardless of whether the service is "fixed" or "nomadic." User registration of location is permissible initially, although the FCC is committed to an advanced form of E911 that will determine user location without user intervention, one of the topics of the further Notice of Proposed Rulemaking to be released.

Additionally, the E911 Order required that, by July 29, 2005 (the effective date of the E911 Order), each Interconnected VOIP Provider must have: (1) specifically advised every new and existing subscriber, prominently and in plain language, of the circumstances under which the E911 capabilities service may not be available through its VOIP services or may in some way be limited by comparison to traditional landline E911 services; (2) obtained and kept a record of affirmative acknowledgement from all subscribers, both new and existing, of having received and understood the advisory described in the preceding item (1); and (3) distributed to its existing subscribers warning stickers or other appropriate labels warning subscribers if E911 service may be limited or not available and instructing the subscriber to place them on or near the equipment used in conjunction with the provider's VOIP services. We have complied with the requirements set forth in the preceding items (1) and (3). However, despite engaging in significant efforts, as of October 12, 2005, we had received the affirmative acknowledgements required by the preceding item (2) from less than 15% of our VOIP subscribers.

On July 26, 2005, noting the efforts made by Interconnected VOIP Providers to comply with the E911 Order's affirmative acknowledgement requirement, the Enforcement Bureau of the FCC (the "EB") released a Public Notice communicating that, until August 30, 2005, it would not initiate enforcement action against any Interconnected VOIP Provider with respect to such affirmative acknowledgement requirement on the condition that the provider file a detailed report with the FCC by August 10, 2005. The report must set forth certain specific information relating to the provider's efforts to comply with the requirements of the E911 Order. Furthermore, the EB stated its expectation that that if an Interconnected VOIP Provider has not received such affirmative acknowledgements from 100% of its existing subscribers by August 29, 2005, then the Interconnected VOIP Provider would disconnect, no later than August 30, 2005, all subscribers from whom it has not received such acknowledgements. On August 26, 2005, the EB released another Public Notice communicating that it would not, until September 28, 2005, initiate enforcement action regarding the affirmative acknowledgement requirement against those providers that: (1) previously filed reports on or before August 10, 2005 in accordance with the July 26 Public Notice; and (2) file two separate updated reports with the FCC by September 1, 2005 and September 22, 2005 containing certain additional required information relating to such provider's compliance efforts with respect to the E911 Order's requirements. The EB further stated in the second Public Notice its expectation that, during the additional period of time afforded by the extension, all Interconnected VOIP Providers that qualified for such extension would continue to use all means available to them to obtain affirmative acknowledgements from all of their subscribers.

Our VOIP services that are subject to the E911 Order do not presently account for a material portion of our current VOIP revenues.

With the recent acquisition on WQN, Inc.'s VOIP assets we confirmed that WQN filed and complied with the E911 order. We filed the required acknowledgment letter relating to WQN RocketVOIP subscribers on October 25, 2005.

Even assuming our full compliance with the E911 Order, such compliance and our efforts to achieve such compliance, will increase our cost of doing business in the VOIP arena and may adversely affect our ability to deliver our VOIP telephony services to new and existing customers in all geographic regions.

Our products must comply with industry standards, FCC regulations, state, country-specific and international regulations, and changes may require us to modify existing products.

In addition to reliability and quality standards, the market acceptance of telephony over broadband IP networks is dependent upon the adoption of industry standards so that products from multiple manufacturers are able to communicate with each other. There is currently a lack of agreement among industry leaders about which standard should be used for a particular application, and about the definition of the standards themselves. These standards, as well as audio and video compression standards, continue to evolve. We also must comply with certain rules and regulations of the Federal Communications Commission (FCC) regarding electromagnetic radiation and safety standards established by Underwriters Laboratories, as well as similar regulations and standards applicable in other countries. Standards are continuously being modified and replaced. As standards evolve, we may be required to modify our existing products or develop and support new versions of our products. The failure of our products to comply, or delays in compliance, with various existing and evolving industry standards could delay or interrupt volume production of our IP telephony products, which would have a material adverse effect on our business, financial condition and operating results.

RISKS RELATED TO OUR STOCK

Because many of our current financing agreements contain “favored nations” clauses, future securities issuances at prices below contractual thresholds may trigger price ratchets that could decrease the exercise price or conversion rate of our existing convertible debt and warrants, significantly diluting existing shareholders.

Many of our existing convertible debt and warrant agreements contain “favored nations” clauses, whereby the related conversion or exercise prices automatically ratchet downward to match potentially more favorable terms issued to new security holders. This has the effect of increasing the number of our common shares issuable upon the assumed conversion or exercise of our existing convertible debt and warrants. At September 30, 2006 existing conversion or exercise prices related to financing agreements with favored nations clauses have been ratcheted to as low as $0.26 per share. If future issuances of securities are made at conversion or exercise prices with terms more favorable that this, existing shareholders could be significantly diluted.

Our stock price has been and may continue to be volatile.

The market for technology stocks in general and our common stock in particular, has been and will likely continue to be extremely volatile. The following factors could cause the market price of our common stock to fluctuate significantly:

•	the addition or loss of any major customer;
•	changes in the financial condition or anticipated capital expenditure purchases of any existing or potential major customer;
•	quarterly variations in our operating results;
•	changes in financial estimates by securities analysts;
•	speculation in the press or investment community;
•	announcements by us or our competitors of significant contracts, new products or acquisitions, distribution partnerships, joint ventures or capital commitments;
•	sales of common stock or other securities by us or by our shareholders in the future;
•	securities and other litigation;
•	announcement of a stock split, reverse stock split, stock dividend or similar event;
•	economic conditions for the telecommunications, networking and related industries; and
•	economic instability.

We do not expect to pay dividends.

We do not anticipate paying any cash dividends on our common stock in the foreseeable future. We intend to retain profits, if any, to fund growth and expansion.

We do not have sufficient authorized shares.

Our authorized shares of stock consist of 100,000,000 shares of common stock. As of September 30, 2006, 72,509,102 common shares were issued and outstanding, and approximately 173,000,000 additional shares are contingently issuable upon the exercise of stock options and warrants, or conversion of convertible securities. A preliminary proxy statement was filed on November 9, 2006 in connection with our annual meeting of shareholders, in which a proposal was submitted to increase the authorized shares of common stock to 400,000,000 shares. If such proposal is not approved, we will be unable to satisfy the contractual obligations we have undertaken to issue future shares of common stock. As of September 30, 2006 we are also contractually obligated to register approximately 165 million shares, warrants and options. There is no assurance that sufficient registration statements can be filed or declared effective by the SEC, in which case we would continue to be unable to satisfy our contractual obligations to register shares.

USE OF PROCEEDS

 We will receive the exercise price of the options when exercised by the holders thereof. Such proceeds will be used for working capital purposes. We will not receive any of the proceeds from the reoffer and resale of the shares of common stock by the selling stockholders.

SELLING STOCKHOLDERS

This prospectus relates to the reoffer and resale of shares of our common stock that may be issued upon the exercise of stock options to a stockholder who may be deemed to be our affiliate.

The following table sets forth (i) the number of shares of our common stock beneficially owned by such selling stockholder at September 30, 2006 (ii) the number of shares of our common stock to be offered for resale by such selling stockholder (i.e. the number of shares underlying all stock options held by the selling stockholder, whether vested or unvested) and (iii) the number and percentage of shares of our common stock to be held by each selling stockholder after completion of the offering:

Name	Number of Shares of Common Stock Owned at September 30, 2006	Number of Shares of Common Stock to be Offered for Resale	Number of Shares of Common Stock / Percentage to be Owned After Completion of the Offering

Shawn Lewis (1)	5,446,231	3,000,000 (2)	7,481,448 / 8%

(1)	Mr. Lewis became our Chief Technology Officer in May, 2005 and was also appointed as our Chief Operating Officer in July, 2006.

(2)	Represents presently exercisable options to purchase 3,000,000 shares of common stock; subject to reoffer and resale limitations as set forth in general instruction C.2.(b) of Form S-8.

PLAN OF DISTRIBUTION

It is anticipated that all of the shares of our common stock will be offered by the selling stockholder from time to time in the open market, either directly or through brokers or agents, or in privately negotiated transactions. The selling stockholder has advised us that he is not a party to any agreement, arrangement or understanding as to such sales.

LEGAL MATTERS

Certain legal matters in connection with the issuance of the shares of common stock offered hereby have been passed upon for us by Baratta, Baratta & Aidala LLP, New York, New York.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Commission a registration statement on Form S-8, including exhibits and schedules, under the Securities Act of 1933, as amended, with respect to the shares of our common stock to be sold in this offering. This prospectus does not contain all the information contained in the registration statement. For further information with respect to us and the shares that may be sold pursuant to the prospectus, we refer you to the registration statement and the exhibits and schedules attached to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. When we make such statements, we refer you to the copies of the contracts or documents that are filed as exhibits to the registration statement because those statements are qualified in all respects by reference to those exhibits.

We are subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and file annual, quarterly, and current reports, proxy statements, and other information with the SEC. You may read and copy all or any portion of the registration statement or any reports, statements or other information that we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference room. The Commission maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our Commission filings are also available at the SEC's web site at www.sec.gov or at our web site at www.voipinc.com.

DISCLOSURE OF COMMISSION POSITION ON
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to our directors, officers or persons controlling the Company, we have been advised that it is the SEC's opinion that such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable.

PART II.

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 3. INCORPORATION OF DOCUMENTS BY REFERENCE.

The following documents previously or concurrently filed by VoIP, Inc. (the "Company") with the Commission are hereby incorporated by reference into this Registration Statement:

o
Reference is made to the Registrant's annual report on Form 10-KSB for the year ended December 31, 2005, as filed with the SEC on April 17, 2006, and to the amendments to such Form 10-KSB which were filed with the SEC on June 6, 2006 and October 27, 2006, respectively.

o	Reference is made to the Registrant's current report on Form 8-K, as filed with the SEC on April 25, 2006;

o	Reference is made to the Registrant's quarterly report on Form 10-Q for the period ended March 31, 2006, as filed with the SEC on May 18, 2006.

o	Reference is made to the Registrant's current report on Form 8-K, as filed with the SEC on May 25, 2006.

o	Reference is made to the Registrant's current report on Form 8-K, as filed with the SEC on June 13, 2006.

o	Reference is made to the Registrant's current report on Form 8-K, as filed with the SEC on June 21, 2006.

o	Reference is made to the Registrants quarterly report on Form 10-Q for the period ended June 30, 2006, as filed with the SEC on August 16, 2006.

o	Reference is made to the Registrant's current report on Form 8-K, as filed with the SEC on September 11, 2006.

o	Reference is made to the Registrant's current report on Form 8-K, as filed with the SEC on September 12, 2006.

o	Reference is made to the Registrant's current report on Form 8-K, as filed with the SEC on September 18, 2006.

o	Reference is made to the Registrant's current report on Form 8-K, as filed with the SEC on September 22, 2006.

o	Reference is made to the Registrant's current report on Form 8-K, as filed with the SEC on September 22, 2006.

o	Reference is made to the Registrant's current report on Form 8-K, as filed with the SEC on September 22, 2006.

o	Reference is made to the Registrant's current report on Form 8-K, as filed with the SEC on September 29, 2006.

o	Reference is made to the Registrant's current report on Form 8-K, as filed with the SEC on October 5, 2006.

o	Reference is made to the Registrant's current report on Form 8-K, as filed with the SEC on October 16, 2006.

o	Reference is made to the Registrant's current report on Form 8-K, as filed with the SEC on October 20, 2006.

o	Reference is made to the Registrant's current report on Form 8-K, as filed with the SEC on November 3, 2006.

o	Reference is made to the Registrants amended quarterly report on Form 10-Q/A for the period ended June 30, 2006, as filed with the SEC on November 3, 2006.

o	The description of our common stock contained in our Registration Statement on Form SB-2 filed August 27, 2001 and Form SB-2/A filed February 7, 2002.

All documents subsequently filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed incorporated by reference into this Registration Statement and to be a part thereof from the date of the filing of such documents. Any statement contained in the documents incorporated, or deemed to be incorporated, by reference herein or therein shall be deemed to be modified or superseded for purposes of this Registration Statement and the prospectus which is a part hereof (the "Prospectus") to the extent that a statement contained herein or therein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein or therein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement and the Prospectus.

ITEM 4. DESCRIPTION OF SECURITIES.

Not Applicable.

ITEM 5. INTERESTS OF NAMED EXPERTS AND COUNSEL.

Not Applicable.

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Company's Articles of Incorporation provide that no director of the Company will be personally liable to the Company or any of its shareholders for monetary damages arising from the director's breach of fiduciary duty as a director, with certain limited exceptions.

Pursuant to the Texas Business Corporation Act (the "Act"), every Texas corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving in such a capacity at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise, against any and all expenses, judgments, fines and amounts paid in settlement and reasonably incurred in connection with such action, suit or proceeding. The power to indemnify applies only if such person acted in good faith and in a manner such person reasonably believed to be in the best interests, or not opposed to the best interests, of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of defense and settlement expenses and not to any satisfaction of a judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of negligence or misconduct unless the court, in its discretion, believes that in light of all the circumstances indemnification should apply.

The Company's Articles of Incorporation and Bylaws contain provisions authorizing it to indemnify its officers and directors to the fullest extent permitted by the Securities Act.

ITEM 7. EXEMPTION FROM REGISTRATION CLAIMED.

Not Applicable.

ITEM 8. EXHIBITS.

4.1*  2004 Stock Option Plan.

4.2*  Form of Incentive Option Agreement

4.3*  Form of Non-Qualified Stock Option Agreement

5.1    Opinion of Baratta, Baratta & Aidala, LLP

23.1  Consent of Berkovits, Lago & Company, LLP, Certified Public Accountants

23.2  Consent of Moore Stephens Lovelace, P.A., Certified Public Accountants

23.3  Consent of Baratta, Baratta & Aidala, LLP (contained in Exhibit 5.1)

*  Previously filed.

ITEM 9. UNDERTAKINGS.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided however, that: paragraphs (1)(i) and (1)(ii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)
That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 Amendment No.1 and authorized this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Altamonte Springs, Florida on November 14, 2006.

VOIP, INC.

Date: November 14, 2006	By:	/s/ Anthony Cataldo
Anthony Cataldo, Chief Executive Officer
(Principal Executive Officer) and Chairman of the Board

Date: November 14, 2006	By:	/s/ Robert Staats
Robert Staats, Chief Accounting Officer
(Principal Accounting Officer)

In accordance with the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities stated.

Signature		Title	Date

/s/	Anthony Cataldo	Chairman and Chief Executive Officer and Director	November 14, 2006
	Anthony Cataldo	(Principal Executive Officer)

/s/	Robert Staats	Chief Accounting Officer	November 14, 2006
	Robert Staats	(Principal Accounting Officer)

/s/	Stuart Kosh	Director	November 14, 2006
Stuart Kosh

/s/	_______________________________________	Director	November 14, 2006
Gary Post